DALECO RESOURCES CORPORATION

17 Wilmont Mews, 5th Floor

West Chester, PA 19382
(610) 429-0181 Fax: (610) 429-0818

February 18, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Daleco Resources Corporation
Form 10-K for Fiscal Year Ended September 30, 2011
Filed February 15, 2012
File No. 000-12214

Dear Mr. Schwall:

Our answers to the comment letter dated April 27, 2012 are below.

Form 10-K for Fiscal Year Ended September 30, 2011

Mineralized Materials, page 10

1.	Our review of your Form 10-K for fiscal year ending September 30, 2011 indicates that you have included inferred material in your tonnage tabulation for the Sierra County, New Mexico Kaolin exploration site. Please modify your filing and remove the inferred/possible mineral estimates from your tabulation of mineralized material within your amended filing. In addition, please revise your latest Form 10-K for the fiscal year ended September 30, 2011 accordingly.

Answer: We did not include the inferred/possible mineral estimates in our tabulation of mineralized material within our latest Form 10-K for the fiscal year ended September 30, 2012.

2.	We also note in your Form 10-K for fiscal year ending September 30, 2011, mineralized material estimates are disclosed for your Sierra County, New Mexico and your Texas properties which were prepared by Krumrey Industrial Minerals (KIM). Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes these estimates of quantity and grade, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act.

Answer: We will provide information to Mr. George K. Schuler, Mining Engineer, via electronic format on a CD, formatted as Adobe PDF files. Should Mr. Schuler have technical questions, he may contact Gary Novinskie, President. We request confidential treatment of those materials while they are in your possession.

Exhibit 99.2

3.	We note the benchmark oil and gas price disclosure on page 2. Please amend your document to furnish a third party reserve report that includes average adjusted prices used to estimate proved reserves.

Answer: A third party reserve report that includes average adjusted prices used to estimate proved reserves is included as Exhibit 99.2 to our latest Form 10-K for the fiscal year ended September 30, 2012.

4.	We note the statement on page four of the third party engineering report, “The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards.” Item 1202(a)(7) of Regulation S-K requires that you disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates. Please amend your document to furnish a third party report that discloses the qualifications of your third party engineer.

Answer: A third party reserve report is included as Exhibit 99.2 to our latest Form 10-K for the fiscal year ended September 30, 2012.

5.	We note the omission of per well overhead expenses for the operated properties as referenced on pages one and two. These expenses relate to the same activities for which the operator receives COPAS reimbursement for production overhead costs incurred. We consider the allocation of no overhead to production costs as incorrect since some supervision is an unavoidable requirement for oil and gas production. We recognize that the level of such supervision varies in the industry. With reasonable detail, please explain to us the reasons for this omission and amend your document to include, if material, the incorporation of production overhead in your proved reserve estimates.

Answer: We do allocate first level supervision production overhead to production costs for which we receive COPAS reimbursement as the operator. We include first level supervision production overhead and fixed rate overhead in production costs as charged by the operator for any properties that we do not operate.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ GARY J. NOVINSKIE

Gary J. Novinskie

President

Cc: C. Warren Trainor, Ehmann, Van Denbergh & Trainor, P.C.